Mail Stop 3010

August 13, 2009

Via U.S. Mail

Ms. Molly Blaszczak
President
Spartan Business Services, Inc.
2200 Timber Rose Drive
Las Vegas, NV  89134

> **Re:     Spartan Business Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 13, 2009**
> **File No. 333-156796**

Dear Ms. Blaszczak:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed August 13, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.      Regarding your disclosure related to disagreements, please amend your Item 4.01
        Form 8-K filed August 13, 2009 to cover the interim period from the date of the
        last audited financial statements through August 6, 2009, the date of dismissal of
        Moore & Associates, Chartered.  Refer to Item 304(a)(1)(iv) of Regulation S-K.
        Please also obtain and file an updated Exhibit 16 letter from your former
        accountants stating whether the accountant agrees with the statements made in
        your revised Form 8-K.

2.      Please clarify whether during the two most recent fiscal years or any subsequent
        interim period, you (or someone on your behalf) consulted with Seale & Beers,
        CPAs, LLC, your newly engaged accountant, regarding the either: the application
        of accounting principles to a specified transaction, either completed or proposed;
        or the type of audit opinion that might be rendered on the registrant's financial
        statements, and either a written report was provided to the registrant or oral advice
        was provided that the new accountant concluded was an important factor
        considered by the registrant in reaching a decision as to the accounting, auditing
        or financial reporting issue; or (ii) any matter that was either the subject of a
        disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to
        this item) or a reportable event (as described in paragraph 304(a)(1)(v)).  Please
        refer to Item 304(a)(2) of Regulation S-K.

*       *       *       *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  The letter
required by Exhibit 16 should cover any revised disclosures.  Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Molly Blaszczak
Spartan Business Services, Inc.
August 13, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,


Mark Rakip
Staff Accountant